October 15, 2008
CONFIDENTIAL
VIA EDGAR
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Hillman Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
File No: 1-13293
Dear Mr. O’Brien:
     The Hillman Companies, Inc. (the “Company” or “Hillman”) hereby acknowledges receipt of the comment letter, dated September 18, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”) and the Company’s Quarterly Reports on Form 10-Q for the Fiscal Three Months Ended March 31, 2008 and the Fiscal Three and Six Months Ended June 30, 2008 (the “Form 10-Qs”) and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Critical Accounting Policies and Estimates, page 24
1.	Comment: We note your response to comment 1 in our letter dated July 23, 2008. Specifically, we note that you are not using EBITDA to calculate your enterprise value. Rather, you are using EBITDA further adjusted for other items, such as management

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 15, 2008

fees, compensation expense, etc. As such, please revise your disclosure regarding the calculation of your enterprise value used to estimate the fair value of your Class A and Class B common stocks to acknowledge that you use EBITDA, as adjusted. Further, for your presentation of the calculation of the fair value of your Class A and Class B common stocks, please include a footnote disclosure to explain why you determined it is appropriate to adjust cash for the March 31, 2008 period. In this regard, we note you recognized approximately $2 million in cash and cash equivalents on your March 31, 2008 consolidated balance sheet; however, you included $14.8 million in cash in the calculation.
Response: Disclosure regarding the calculation of enterprise value used to estimate the fair value of our Class A and Class B common stock will be revised in future periodic reports filed with the Commission to acknowledge the use of adjusted EBITDA.
As a result of the seasonality inherent in the business, the first fiscal quarter of the year requires a significant working capital build and offsetting use of cash. Cash for the March 31, 2008, 2007 and 2006 periods was adjusted by $12.8 million, $6.2 million and $5.5 million, respectively to normalize for the seasonal use of cash. An explanatory footnote will be included in future periodic reports filed with the Commission to explain any adjustment to cash in the calculation of the fair value of the Class A and Class B common stock.
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
9. Common and Preferred Stock, page 15
2. Comment: We note your response to comment 4 in our letter dated July 23, 2008. Specifically, we note that you acknowledge the sponsor fees for the Hillman Investment Company Class A Preferred Stock should have been recognized as deferred financing costs in total assets rather than as a reduction to the Hillman Investment Company Class A Preferred Stock included in total liabilities. In addition, you state that the Hillman Investment Company Class A Preferred Stock should have been recognized at fair value at the date of issuance with subsequent accretion to its mandatory redemption value using the effective interest rate method. You then provide us with an analysis of the accretion amounts you should have recognized for each period subsequent to the date of issuance on March 31, 2004. It is unclear from your discussion and analysis of the impact the accounting errors have had on your consolidated financial statements if the accretion you refer to is actually the amortization of the sponsor fees that should have been recognized as deferred financing fees within total assets.
•	Please provide us with your calculation of the amortization of the sponsor fees.

•	If the fair value of the Hillman Investment Company Class A Preferred Stock at the date of issuance was less than the redemption value and this is what your response is

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 15, 2008

referring to, please tell us what the fair value was at the date of issuance and the redemption amount as of March 31, 2028 along with your calculation of the accretion in accordance with SAB Topic 3:C.

•	As appropriate, please refer to the guidance in SAB Topics 1:M and 1:N and provide us with a revised materiality analysis for these errors.
Response: The amortization of the sponsor fees was calculated using the effective interest method. Below is the calculated amortization for each period;

				Amortization
		Cumulative	Redemption	During the	Cumulative
Period Ended	Principal	Interest	Value	Period Ended	Amort.
December 31, 2004	57,282,446	4,879,736	62,162,182	16,338	16,338
December 31, 2005	57,282,446	12,004,835	69,287,281	23,958	40,296
December 31, 2006	57,282,446	19,946,621	77,229,067	26,704	67,001
December 31, 2007	57,282,446	28,798,704	86,081,150	29,765	96,766
December 31, 2008	57,282,446	38,693,575	95,976,021	33,187	129,952
December 31, 2009	57,282,446	49,694,455	106,976,901	36,991	166,943
December 31, 2010	57,282,446	61,956,268	119,238,714	41,230	208,173
December 31, 2011	57,282,446	75,623,544	132,905,990	45,956	254,130
December 31, 2012	57,282,446	90,900,844	148,183,290	51,239	305,368
December 31, 2013	57,282,446	107,885,780	165,168,226	57,112	362,480
December 31, 2014	57,282,446	126,817,548	184,099,994	63,658	426,139
December 31, 2015	57,282,446	147,919,297	205,201,743	70,955	497,093
December 31, 2016	57,282,446	171,506,862	228,789,308	79,111	576,204
December 31, 2017	57,282,446	197,730,950	255,013,396	88,179	664,383
December 31, 2018	57,282,446	226,960,873	284,243,319	98,286	762,669
December 31, 2019	57,282,446	259,541,163	316,823,609	109,551	872,220
December 31, 2020	57,282,446	295,959,457	353,241,903	122,144	994,364
December 31, 2021	57,282,446	336,448,442	393,730,888	136,144	1,130,508
December 31, 2022	57,282,446	381,578,320	438,860,766	151,749	1,282,258
December 31, 2023	57,282,446	431,881,036	489,163,482	169,143	1,451,401
December 31, 2024	57,282,446	488,109,484	545,391,930	188,586	1,639,987
December 31, 2025	57,282,446	550,622,922	607,905,368	210,202	1,850,189
December 31, 2026	57,282,446	620,301,720	677,584,166	234,295	2,084,484
December 31, 2027	57,282,446	697,967,181	755,249,627	261,151	2,345,634
March 31, 2028	57,282,446	718,679,644	775,962,090	69,850	2,415,484
The fair value of the Hillman Investment Company Class A Preferred Stock at the date of issuance was the redemption value. The initial accounting treatment was to reduce the fair value of the Hillman Investment Company Class A Preferred Stock by the amount of sponsor fees paid. In subsequent periodic reports filed with the commission, the sponsor fees will be recorded as deferred financing fees. The financing fees will be amortized using the effective interest method. The calculation of the amortization of the sponsor fees is detailed above.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 15, 2008

As noted in our response to your comment letter dated July 23, 2008, the impact of the reclassification of the deferred financing fees and the related amortization are not material to the Company’s consolidated financial statements from a quantitative standpoint.
In addition, we have evaluated the other considerations outlined in SAB Topic 1:M that may render an otherwise quantitatively small misstatement material including the following (with our analysis following each factor):
1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate.
Response: The calculation of the amount of the misstatement is based on a precise calculation and does not arise from an estimate.
2. Whether the misstatement masks a change in earnings or other trends.
Response: The misstatement does not change the trend in net earnings as a whole or the interest expense on the mandatorily redeemable preferred stock line item in the consolidated statements of operations.
3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
Response: There is no analyst coverage of The Hillman Trust Preferred Securities nor does the Company issue any earning guidance.
4. Whether the misstatement changes a loss into income or vice versa.
Response: The misstatement would not change the reported loss to income for any of the periods presented.
5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
Response: The misstatement was at the corporate level and would not have any impact on any individual portion of the business.
6. Whether the misstatement affects the registrant’s compliance with regulatory requirements.
Response: The misstatement has no impact on our compliance with any regulatory requirements.
7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
Response: Earnings calculations in the Company’s financial covenants exclude interest, depreciation, taxes and amortization. Interest expense used in the covenant calculations

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 15, 2008

includes only cash paid. Therefore, the misstatement has no impact on covenant calculations.
8. Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
Response: The calculation of management bonus and incentive plan awards are based on earnings before interest, depreciation, amortization and taxes, and therefore, the misstatement has no impact on bonus or incentive compensation for management.
9. Whether the misstatement involves concealment of an unlawful transaction.
Response: The misstatement involved no concealment of an unlawful transaction.
Another consideration in the evaluation of whether a misstatement is material is the expected market reaction. The Hillman Trust Preferred Securities are very thinly traded with daily volume averaging approximately 2,500 shares for the twelve months ended September 30, 2008. There is minimal price volatility with The Hillman Trust Preferred securities trading between $25.50 and $30.22 per share during the 5 year period ended September 30, 2008 (Since September 30, 2008 the volatility in the global financial markets has resulted in increased trading activity and price volotility in the Hillman Trust Preferred Securities.). In management’s opinion, an immaterial, non-cash misstatement is unlikely to generate a significant reaction from the holders of the Hillman Trust Preferred Securities.
Management also considered whether the cumulative impact of correcting the error would have a material impact on the current year financial statements in accordance with SAB Topic 1:N. The cumulative impact of the misstatement though December 31, 2007 is a $96,766 understatement of interest expense and overstatement of income. From a quantitative standpoint the correction of the misstatement in the Company’s 2008 consolidated financial statements will not be material. The $96,766 adjustment of interest expense on the mandatorily redeemable preferred stock will be less than 1% of the full year interest expense.
The balance sheet impact of the cumulative adjustment of the sponsor fees would be an increase in assets of $2,318,718 or , an increase in liabilities of $2,415,484 and a reduction in Stockholder’s Equity of $96,766. The cumulative balance sheet adjustment is less than 1% of total assets, total liabilities and stockholders’ equity as of June 30, 2008 which would not be considered material.
The qualitative considerations discussed above would also apply to the cumulative impact of the current year correction.
The adjustments discussed above will be reflected in future periodic reports filed with the Commission.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 15, 2008

* * *
     If you have any questions or additional comments concerning the foregoing, please contact me at (513) 851-4900, extension #2063.
Sincerely,
/s/ James P. Waters
James P. Waters
Chief Financial Officer
The Hillman Companies, Inc.
cc: Cynthia M. Krus, Esq.